Online Stock Market Group
                       1875 Century Park East, Suite 1880
                          Los Angeles, California 90067




                                 April 11, 2001




Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


          Re: Online Stock Market Group. (the "Registrant") - Withdrawal of
              Registration Statement on Form SB-2 (SEC File No. 333-39020)


Ladies and Gentlemen:

          Pursuant to Rule 477 of the Securities Act of 1933, the Registrant hereby respectfully requests the Securities and Exchange Commission's consent to the withdrawal of the Registration Statement on Form SB-2 (File No. 333-39020) (the "Registration Statement") of the Registrant.

          The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant has decided not to pursue the offering due to market conditions. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

          Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto." We would appreciate it if such order would be placed in SEC File No. 333-39020.

          Please do not hesitate to contact the undersigned or Michael L. Zuppone, Esq. of Paul, Hastings, Janofsky & Walker LLP, counsel to the Company, at (212) 318-6906 with any questions with regard to this matter.


                                      Very truly yours,

                                      ONLINE STOCK MARKET GROUP


                                      /s/ C.J.Stoltzman
                                      -----------------
                                      C.J. Stoltman
                                      President